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Exhibit (a)(16)

FOR IMMEDIATE RELEASE

SUN CAPITAL ENTERS INTO MERGER AGREEMENT WITH KELLWOOD

Agreement Contingent On Successful Completion Of $21.00 Per Share Tender Offer

        New York, February 11, 2008—Sun Capital Securities Group, LLC today announced that its affiliates have entered into a merger agreement with Kellwood Company (NYSE: KWD) under which Sun Capital will acquire Kellwood for $21.00 per share in cash. The merger agreement is contingent on the successful completion of Sun Capital's pending $21.00 per share tender offer for Kellwood, which is conditioned on Sun Capital holding a majority of Kellwood's outstanding common shares (including Sun Capital's existing 11.4% stake) upon the completion of the tender offer. The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight New York City time, on Tuesday, February 12, 2008.

        If the tender offer is successfully completed, shareholders who have tendered their shares before the expiration date will be paid promptly. Shareholders who do not tender their shares in the offer will not receive payment until the merger has been completed, which could take several months.

        Under the terms of the merger agreement, Sun Capital will assume control of the Kellwood Board upon the completion of the tender offer.

        Jason Bernzweig, Vice President of Sun Capital, said, "Sun Capital is pleased to have reached an agreement with Kellwood and that Kellwood's Board is now recommending our tender offer to its shareholders. We believe this transaction is in the best interests of shareholders, employees, vendors and customers. We look forward to working collaboratively with Kellwood to ensure a smooth and expeditious transition and urge all shareholders to tender their shares to guarantee they receive prompt payment for their holdings. As we have said before, we are prepared to commit substantial resources beyond the purchase price to build Kellwood's business, and we will work closely with management and employees at Kellwood to strengthen the Company and develop its branded portfolio."

        Shareholders with questions regarding tendering their shares should log on to www.kellwoodvalue.com or call D. F. King & Co., Inc. at (800) 269-6427.

        Citi and Credit Suisse Securities (USA) LLC are acting as financial advisors to Sun Capital Securities Group, LLC and Kirkland & Ellis LLP is acting as legal advisor to Sun Capital.

About Sun Capital

        Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts, equity, debt, and other investments in market-leading companies that can benefit from its in-house operating professionals and experience. Sun Capital affiliates have invested in and managed more than 180 companies worldwide with combined sales in excess of $35.0 billion since Sun Capital's inception in 1995. Sun Capital has offices in Boca Raton, Los Angeles, and New York, and affiliates with offices in London, Tokyo, and Shenzhen.

Additional Information and Where to Find It

        This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Kellwood. The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by Cardinal Integrated, LLC with the SEC on January 15, 2008. Before making any decision with respect to the offer, Kellwood stockholders are advised to read these documents, as they may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer. Kellwood stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov, or by calling D.F. King & Co., Inc., the Information Agent for the offer, at (800) 269-6427. Purchase and other tender offer documents will also be available at http://www.KellwoodValue.com.

        This press release and the Offer to Purchase do not constitute a solicitation of a proxy for or with respect to any annual or special meeting of Kellwood's stockholders. Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended.

Cautionary Statement Regarding Forward-Looking Statements

        This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of Sun Capital Partners, Inc. and its affiliates and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Sun Capital does not assume any obligation to update any forward-looking statements contained in this press release.

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Contact:

Media: Sard Verbinnen & Co Jim Barron/Maggie Pisacane/ Nathaniel Garnick (212) 687-8080	Stockholders: D.F. King & Co., Inc. Richard Grubaugh/ Edward McCarthy (212) 269-5550

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  Exhibit (a)(16)
SUN CAPITAL ENTERS INTO MERGER AGREEMENT WITH KELLWOOD Agreement Contingent On Successful Completion Of $21.00 Per Share Tender Offer